July 28, 2010

Mr. Russell Mancuso, Esq.

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20548

Re:

Silverhill Management Services, Inc. (the “Company” or the “Registrant”)

Registration Statement on Form S-1 (the “Registration Statement”)

Filed August 5, 2009

File No. 333-161052

Dear Mr. Mancuso:

This letter is written in response to your letter dated July 12, 2010 and is being sent to you concurrently with the filing of Amendment No. 10 to the above referenced Registration Statement on Form S-1.

I have enclosed with this letter a marked copy of Amendment No. 10 and a “clean” copy of Amendment No. 10 to facilitate your review.

The numbered paragraphs below are our responses to the similarly numbered paragraph in your letter. The Amendment represents a response to the Staff’s comments as well as updating to reflect the further development of the Registrant’s business since the last filing.

1. We have updated the registration statement to add additional data that is more recent in nature. Specifically, we added a new paragraph containing BPO growth statistics from June 2010 and July 2010 which show continued growth in the industry.

2. We have modified the disclosure to make clear that we contemplate an Initial Rollout and a Secondary Rollout. The Secondary Rollout will only occur after the company has established itself financially and is able to raise subsequent rounds of capital. Features of the Secondary Rollout include the offering of finance and accounting services, and the use of employees in international markets to fulfill the BPO needs of the Company's U.S. customers.

We have also added an additional section called "Operating Plan and Cost Analysis" in the disclosure in an effort to demonstrate how the capital the Company raises will facilitate the offering of its various services.

We have always been clear in the disclosure that the Company's growth and strategy are wholly dependent on being able to raise additional capital in the future. Indeed, the first risk factor listed in the Registration Statement is that "we are not yet operational and will require substantial additional funds". That risk factor states plainly that "the greater amount of capital we raise, the greater our services will be both in the quantity of different services we offer and the number of clients we might serve." Another risk factor states "if we do not receive additional financing we will not become operational". So the Company believes that it has adequately disclosed the concept that the Company needs to raise capital, and that the more capital it raises, the more services it can offer.

We hope that Amendment No. 10 is the last amendment that we need to file. Our initial filing occurred in August 2009, and frankly the Company is eager to commence operations and grow its business.

We hope that the information provided in this letter and set forth in Amendment No. 10 adequately address the comments in your letter. Please do not hesitate to contact me at (310) 606-5550 or by email at er@corichlaw.com if you have any additional questions.

Sincerely,

/s/ Eric W. Richardson

Eric W. Richardson